Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of June 30, 2024:

Subsidiary Legal Name	State or Other Jurisdiction of Incorporation or Organization

Renovaro Biosciences, Inc.	Delaware
Renovaro Biosciences Denmark ApS	Denmark
Renovaro Tecnologies, Inc.	Nevada
GEDi Cube Intl Ltd.	England and Wales
GEDi Cube B.V.	Netherlands
Grace Systems B.V.	Netherlands